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                              December 20, 2023

       Stuart Ingall-Tombs
       Chief Financial Officer
       Rentokil Initial plc
       Compass House
       Manor Royal
       Crawley
       West Sussex RH10 9PY
       United Kingdom

                                                        Re: Rentokil Initial
plc
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41524

       Dear Stuart Ingall-Tombs:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 19. Exhibits
       Exhibits 12.1, 12.2 and 13.1, page 57

   1.                                                   Please provide
certifications under Exhibits 12.1, 12.2 and 13.1 that are dated. Refer to instructions 12 and 13
in the Instructions to Exhibits of Form 20-F.
       Consolidated Financial Statements
       Consolidated Cash Flow Statement, page F-7

   2. Please relabel the cash generated from operating activities title used throughout your filings, so it is not
confusingly similar to net cash flows from operating activities. Cash generated from
operations is the title used in the Illustrative Examples to IAS 7. Refer to
                                                        Item 10(e)(1)(ii)(E) of
Regulation S-K.
 Stuart Ingall-Tombs
FirstName  LastNameStuart  Ingall-Tombs
Rentokil Initial plc
Comapany20,
December    NameRentokil
               2023       Initial plc
December
Page 2     20, 2023 Page 2
FirstName LastName
Notes to the Financial Statements, page F-8

3. Item 10(e)(1)(ii)(C) of Regulation S-K generally prohibits the presentation of non-GAAP measures in the financial statement footnotes. Please remove the non-IFRS measures from your footnotes or tell us how your financial statement footnote disclosure for each non-
         IFRS measure meets the exception under Item 10(e)(5) of Regulation S-K. Also, tell us how you comply with all presentation and disclosure requirements for both Item
         10(e)(1)(i) of Regulation S-K and all IFRS (or other) guidance you reference. Such measures may include adjusted profit before tax, adjusted income tax expense, effective tax rate, adjusted interest, adjusted cash flow, free cash flow, adjusted free cash flow and adjusted free cash flow conversion on pages F-18, F-36, F-64, F-65 and F-66. Also, tell us your IFRS basis for including organic revenue measures in your financial statement footnotes and explain why it is appropriate to (a) include estimated revenue of acquired entities for pre-acquisition periods in your organic revenue growth computations, since this estimated revenue does not appear to be yours, (b) treat Terminix inconsistently with your organic revenue growth computation policy and differently from other acquisitions and (c) refer to the estimated revenue as being pro forma, which implies it was prepared pursuant to Article 11 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769, if you
have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services